

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2022

Christine Breves
Chief Financial Officer
United States Steel Corp
600 Grant Street
Pittsburgh, PA 15219-2800

> **Re: United States Steel Corp**
> **Form 10-K For the Fiscal Year Ended December 31, 2021**
> **Filed February 11, 2022**
> **Form 8-K furnished on January 27, 2022**
> **File No. 001-16811**

Dear Ms. Breves:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing